EXHIBIT 11

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STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS

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                                 For the Years Ended
Dollars & Shares in
Thousands - Except Per         December 30,     December 31,
Share Data                        1995             1994*


Net earnings                   $112,022         $31,123

Actual outstanding Common
and Class B shares at
beginning of year                58,992          59,118

Average Common shares
issued for stock options
and effects of assumed
exercise of Common stock
equivalents and repurchase
of Common and Class B
shares                           (1,140)            621

Average Common and Class B
shares outstanding               57,852          59,739

Net earnings per Common
and Common share equivalent    $      1.94        $   0.52

*Amounts have been restated for certain items as more fully described in Note 2 - Restatement of Financial Information

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